SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

14889B102
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. []

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON PN/IA

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed with the SEC on May 13, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on May 23, 2016 (“Amendment No. 1”), by Amendment No. 2 to the Original Schedule 13D, filed with the SEC on June 29, 2016 (“Amendment No. 2”), by Amendment No. 3 to the Original Schedule 13D, filed with the SEC on July 20, 2016 (“Amendment No. 3”), and by Amendment No.4 to the Original Schedule 13D, filed with the SEC on August 16, 2016 (“Amendment No. 4,” and together with this Amendment No. 5, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 4, 6, and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to that certain Support Agreement, dated as of June 28, 2016 (as amended by the First Amendment to the Support Agreement, dated July 15, 2016, and the Second Amendment to the Support Agreement, dated August 15, 2016, the “Support Agreement”), by and among the Parties and KGI, the Parties are entitled to terminate the Support Agreement upon the failure of the CPC Arrangement Agreement (as defined in the Support Agreement) to be in full force and effect on or before October 25, 2016. The CPC Support Agreement is one of the principal definitive agreements contemplated to be entered into in order to memorialize the proposed acquisition of the Issuer by KGI and the exchange of certain indebtedness of the Issuer, all as more fully provided for in the Support Agreement. As of October 25, 2016, the CPC Arrangement Agreement was not in full force and effect. As a result, the Parties were permitted as of such date to terminate the Support Agreement by delivering a written notice to such effect to KGI, and KGI likewise was entitled to terminate the Support Agreement by delivering a notice to such effect to the Parties. As of the date hereof, the Parties have not yet taken any such action to terminate the Support Agreement, although they reserve the right to do so in the future. As of the date hereof, KGI has not delivered to the Parties a notice effecting a termination of the Support Agreement. As a result of the foregoing, there can be no assurance that the transactions contemplated by the Support Agreement will be consummated.

The board of directors of the Issuer requested that the Reporting Persons consider proposing a potential alternative strategic transaction (“Alternative Strategic Transaction”) involving the Issuer and/or the Issuer’s capital structure, including, without limitation, a potential amendment, extension or restructuring of the Issuer’s outstanding 11.00% PIK Toggle Senior Secured Notes due October 2017 (the “Notes”) and other modifications to the Issuer’s capital structure in case KGI’s contemplated acquisition of the Issuer is not completed. As a result, the Reporting Persons have proposed an Alternative Strategic Transaction (the “Alternative Recapitalization”) to the Issuer contemplated to be implemented under the arrangement provisions of the Canada Business Corporations Act (and submitted for court and securityholder approvals in order to be binding on all affected securityholders) pursuant to which, among other things, the Notes (including any accrued interest thereon) would be exchanged for (A) US$135 million in principal amount of interests in a new loan with a term of five years and an interest rate of: (1) during year one, 12% paid-in-kind, paid quarterly in arrears, (2) during year two, at the election of the Issuer, either 12% cash pay, 6% cash pay plus 6% paid-in-kind or, if approved by 75% of the new loan lenders, 12% paid-in-kind, in each case, paid quarterly in arrears, and (3) thereafter, at the election of the borrower, either 12% cash pay, or 6% cash pay plus 6% paid-in-kind, in each case, paid quarterly in arrears, and (B) newly-issued common shares of the Issuer representing 95% of the aggregate amount of all of such shares of the Issuer outstanding after giving pro forma effect to the transactions contemplated in the Alternative Recapitalization (other than a share purchase consummated in connection with any Take-Private (as defined below)). In addition, the Reporting Persons proposed that, subject to applicable regulatory constraints, certain shareholders other than the Parties be asked to vote whether to approve a transaction (the “Take-Private”) pursuant to which such shareholders would exchange such common shares for immediately available cash consideration, conditioned upon the satisfaction of conditions customary for a going-private transaction of this nature, including, without limitation, a reduction in the number of security holders of the Issuer sufficient to permit the Issuer to be a non-reporting, private company under the applicable law of Canada and the United States.

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 6 of 7 Pages

Neither the implementation of the transactions contemplated by the Support Agreement nor the Alternative Recapitalization would affect any of Catalyst’s contractual relationships with its trade vendors.

The Reporting Persons intend to engage in discussions with the Issuer’s board of directors, the Issuer’s management, other shareholders of the Issuer, other debt holders of the Issuer, advisors and other persons regarding the Alternative Recapitalization. If the Alternative Recapitalization is accepted by the board of directors of the Issuer, it is expected that the consummation of such Alternative Recapitalization would be subject to a number of material conditions. In the event that the board of directors of the Issuer determines to accept the Alternative Recapitalization, there can be no assurance that the Alternative Recapitalization will be consummated on the terms described herein or at all. If the Alternative Recapitalization is consummated, (i) it would have a materially different effect on the capital structure and the shareholders of the Issuer than would result from the consummation of the transactions contemplated by the Support Agreement and (ii) it would have one or more of the effects specified in clauses (a) through (j) of Item 4.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim